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                                                                     EXHIBIT 4.6

                             UNITED RENTALS, INC.
                           Four Greenwich Office Park
                          Greenwich, Connecticut 06830

                                    September 29, 1998

Optionholders under the
U.S. Rentals, Inc. 1997
Performance Award Plan

Dear Optionholder:

     We are pleased to inform you that pursuant to the Amended and Restated Agreement and Plan of Merger, dated as of August 31, 1998 (the "Merger Agreement"), among U.S. Rentals, Inc. ("USR"), United Rentals, Inc. ("URI") and UR Acquisition Corporation, a wholly-owned subsidiary of URI ("Merger Sub"), Merger Sub has been merged with and into USR and USR has become a wholly-owned subsidiary of URI (the "Merger"). Pursuant to the Merger Agreement, on September 29, 1998 (the effective date of the Merger; the "Effective Date") each outstanding share of common stock of USR ("USR Common Stock") was converted into the right to receive 0.9625 of a share of common stock of URI ("URI Common Stock").

     Pursuant to the Merger Agreement, each option to purchase shares of USR Common Stock (each, an "Option") outstanding and held by you at the Effective Date under USR's 1997 Performance Award Plan (the "USR Plan") has been assumed by URI. As of the Effective Date, all references to USR in the USR Plan are deemed to refer to URI. Each Option assumed by URI will be exercisable upon the same terms and conditions (including, without limitation, expiration date, vesting and exercise provisions) as were applicable to the Option immediately prior to the Effective Date under the USR Plan, except that (i) each Option will be exercisable for that whole number of shares of URI Common Stock (rounded up to the nearest whole share) equal to (a) the number of shares of USR Common Stock subject to such Option, multiplied by (b) 0.9625; and (ii) the exercise price per share of URI Common Stock will be an amount equal to (x) the exercise price per share of USR Common Stock subject to such Option in effect immediately prior to the Effective Date, divided by (y) 0.9625 (rounded down to the nearest full cent); subject, in each case, to certain exceptions applicable to any Options subject to Section 421 of the Internal Revenue Code.

     Please note that the shares underlying your Options are not registered under the Securities Act of 1933 (the "Act") and, accordingly, may not be sold or otherwise transferred except pursuant to an effective registration statement under the Act or the availability of an applicable exemption from such registration requirements. Reference is made to the Merger Agreement for the terms of certain agreements of URI relating to the filing of registration statements under the Act with respect to such shares.

     If you have any questions relating to your Options, please do not hesitate to contact Michael J. Nolan, Chief Financial Officer of URI, at (203) 622-3131.

                                         Very truly yours,


                                         Michael J. Nolan
                                         Chief Financial Officer